                                                                    EXHIBIT 99-D

                           LETTER TO PARTICIPANTS IN
                           CERTAIN EMPLOYEE PLANS OF
                          THE ST. PAUL COMPANIES, INC.

Dear Participant,

As a participant in The St. Paul Companies, Inc. Savings Plus Plan and/or The St. Paul Companies, Inc. Stock Ownership Plan (which consists of the Employee Stock Ownership Plan ("ESOP"), accounts and the Savings Plus Preferred Stock Ownership Plan ("PSOP") accounts), you have the right to direct Fidelity Management Trust Company ("Fidelity") as trustee of Savings Plus and the PSOP accounts, and First Trust N.A. ("First Trust"), as trustee of the ESOP accounts, on how to vote the shares of St. Paul common stock credited to your account under the plans.

The enclosed proxy card will also serve as a trustee instruction card that you may use to give voting instructions to Fidelity and First Trust. Your directions to the trustees will be kept confidential.

If First Chicago Trust Company of New York, which is acting as the tabulating agent, does not receive your instruction card by April 1, 1998, Fidelity will
(1) not vote the shares of common stock credited to your account under The St. Paul Companies, Inc. Savings Plus Plan and (2) vote in its sole discretion the shares of preferred stock credited to your PSOP account under The St. Paul Companies, Inc. Stock Ownership Plan. Fidelity will also vote in its sole discretion the shares of preferred stock not credited to participants' accounts under The St. Paul Companies, Inc. Stock Ownership Plan.

If First Chicago Trust Company of New York receives your proxy card by April 1, 1998, First Trust will vote all ESOP shares credited to participants' accounts under The St. Paul Companies, Inc. Stock Ownership Plan as instructed.